UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          NEXUS TELOCATION SYSTEMS LTD.
                          -----------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.03 Par Value Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    M74919107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP No. M74919107                                            Page 2 of 7 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,149,966
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            1,149,966
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,149,966

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    0.61%

12       Type of Reporting Person (See Instructions)

                                    OO; IA

                                  SCHEDULE 13G

CUSIP No. M74919107                                            Page 3 of 7 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,149,966
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            1,149,966
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,149,966

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    0.61%

12       Type of Reporting Person (See Instructions)

                                    IA

                                                               Page 4 of 7 Pages

Item 1(a)         Name of Issuer:

                  Nexus Telocation Systems Ltd. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1 Korazin Street, Givatayim, 53583, Israel

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Soros Fund Management LLC ("SFM LLC"); and

                  ii) Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares (as defined herein) held for the accounts of QEG-NTS Holdings LLC, a Delaware limited liability company ("QEG-NTS") and Quantum Partners (as defined herein). SFM LLC serves as principal investment manager to Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), which has beneficial ownership over the portfolio investments held for the account of QEG-NTS. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of QEG-NTS.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)         Citizenship:

                  i) SFM LLC is a Delaware limited liability company; and

                  ii) Mr. Soros is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, NIS 0.03 Nominal Value Per Share (the "Shares").

Item 2(e)         CUSIP Number:

                  M74919107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 7 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2003, each of SFM LLC and Mr. Soros may be deemed the beneficial owner of 1,149,966 Shares. This number includes (A) 961,666 Shares held for the account of QEG-NTS, and (B) 188,300 Shares held for the account of Quantum Partners.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 0.61% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent registration statement on Form F-3, the number of Shares outstanding as of December 1, 2003 was 188,999,410).

Item 4(c)         Number of shares as to which such person has:

SFM LLC
-------

(i)  Sole power to vote or to direct the vote:                         1,149,966

(ii) Shared power to vote or to direct the vote:                               0

(iii) Sole power to dispose or to direct the disposition of:           1,149,966

(iv) Shared power to dispose or to direct the disposition of:                  0

Mr. Soros
---------

(i)  Sole power to vote or to direct the vote:                         1,149,966

(ii) Shared power to vote or to direct the vote:                               0

(iii) Sole power to dispose or to direct the disposition of:           1,149,966

(iv) Shared power to dispose or to direct the disposition of:                  0


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  The member of QEG-NTS has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QEG-NTS in accordance with its ownership interest in QEG-NTS.

                  The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                                               Page 6 of 7 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 17, 2004                SOROS FUND MANAGEMENT LLC


                                        By: /s/ Jodye Anzalotta
                                            ------------------------------------
                                            Name:  Jodye Anzalotta
                                            Title: Assistant Counsel


Date:  February 17, 2004                GEORGE SOROS


                                        By: /s/ Jodye Anzalotta
                                            ------------------------------------
                                            Name:  Jodye Anzalotta
                                            Title: Attorney-in-Fact